Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bemo Corporation
1332 North N Street
Lake Worth, FL 33460
http://bemoband.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bemo Corporation
Address: 1332 North N Street, Lake Worth, FL 33460
State of Incorporation: FL
Date Incorporated: August 16, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends & Family: First 7 days

Receive 15% Bonus Shares

Super Early Bird: Next 7 days

Receive 10% Bonus Shares

Early Bird: Next 3 days

Receive 5% Bonus Shares

Amount-Based:

$2,500+

Receive 2% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank

$5000+

Receive 5% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank, and Free Installation

$10,000+

Receive 10% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank, and Free Installation

$20,000+

Receive 20% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank, and Free Installation

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bemo Band will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Bemo Corporation ("Bemo" or the "Company") is a domestic corporation organized under the laws of Florida on August 16, 2021. Bemo Band, Bemo Station, and Bemo Box are currently in the Minimum Viable Product (MVP) stage of production with anticipated market availability in 2022.

Our product, the Bemo band, is a dynamic real-time visual alert hand & zone-based sanitization, behavior modification, and notification system.

Incorporating user-defined roles, timings, active and passive triggers including but not limited to; lighting, vibration, and predetermined sequential stimuli for procedural compliance and identification of high-risk zones, for the purposes of accelerating economic growth in the hospitality, food handling/processing, and retail industries by improving health, consumer confidence and the limitation of potential liability.

We are an Installation, Software Licensing & Maintenance Company with potential revenue streams that include the Sales, Leasing & Installation of Licensed Proprietary Hardware and Software Systems, as well as Software as a Service (SAAS) & Training.

We need to displace the idea that it's okay to do things the way they always have been done, foodborne and airborne pathogens aren't going away, Our Customer base MUST evolve and we have the technology to deliver that evolution. The "New Abnormal" will have Bemo written all over it.

Bemo is the "Clean You **CAN** See!"

Bemo Corporation owns the Patent Pending Application for "System and Method For Insuring Hand-Hygiene Compliance" Filed on June 22, 2021. Additionally, the company is in the process of registering Its "Bemo" trademark, Logomark "b" and seeking trademark protection for the tag line, "It's the CLEAN you can See!"

Disclosure

The Company's CEO has two open legal matters relating to personal small claims judgments and tax liens. Please review the Risk Factors section of this Form C for more information on these matters and their status. These are private matters unrelated to the business operations of Bemo Band.

Competitors and Industry

Industry:

We don't really fit into a current, established industry, as we believe we are an Installation, Software Licensing & Maintenance Company with potential revenue streams of Sales, Leasing & Installation of Licensed Proprietary Hardware and Software Systems, as well as Software as a Service (SAAS) & Training. Bemo seeks to carve out a new industry using our technology to revolutionize cleanliness and sanitation.

One of the established industries we feel we are suited to capture is the Commerical Cleaning Services Industry. The commercial cleaning industry is currently estimated at $117B and is expected to experience substantial growth as a result of the coronavirus pandemic.

https://blog.marketresearch.com/117-billion-commercial-cleaning-services-industry-takes-on-new-importance-due-to-coronavirus

Competitors:

Currently, there is not a system available or in use that accomplishes the same objectives as Bemo. Many health organizations (Hospitals, Urgent Care facilities, Physical Therapy locations, etc.) employ a back-office system to track handwashing hygiene habits for medical workers, however, the results are not tracked in real-time, lack visual alerts, and what we refer to as "risk zones," areas that should automatically trigger a successful handwashing cycle IMMEDIATELY.

Many commercial businesses require commercial cleaning services. Within this industry, the greatest share of the business goes to janitorial services. As of 2021, there were 60,219 janitorial service establishments, with total revenues of $50.4 billion, and average yearly revenues of $837,000.

This would be considered our current "competition," as businesses are required to utilize sanitation services as a cure-all method of solving sanitation issues that they are currently unable to track. Our technology will allow us to capture this industry with a more efficient and effective means that not only helps monitor hygiene habits but also helps to modify that behavior, making everything from contamination tracking to human janitorial services less necessary.

https://blog.marketresearch.com/117-billion-commercial-cleaning-services-industry-takes-on-new-importance-due-to-coronavirus

Current Stage and Roadmap

Current Stage

We are ready to begin the Pilot Manufacturing phase to secure our Minimum Viable Product (MVP) Bemo's primary product line will include, the Bemo Band (Wearable Light Beacon), Bemo Station (Smart Soap/Sanitizer Station), and the Bemo Gateway (Collects Data from Bands and Stations; creates the local interface and Uploads Data to the cloud for reporting features of the Manger Mobile & Desktop Applications). Our Consumer App is in the Prototyping Stage and it will eventually allow a consumer to search for a subscribed restaurant, "Bemo, Show me Clean Restaurants Near Me!" and see ratings and reviews, similar to a Yelp platform.

Road Map

Once we have succeeded with this funding round, we anticipate we would be 5-7 months away from product delivery and/or installation. We anticipate reaching stabilization (9 Installs per day) within 7-9 months after going to market.

We intend to initiate an Executive Level Sales & Marketing approach with C-Suite Industry Leaders in our top 4 sectors, Hotel, Restaurant, Cruise & Retail. Additionally, we will have Sales and Marketing Teams across the country employing a more grassroots approach to independent business owners. We are developing a "Sales Tax" rebate program for states to assist small business owners in the purchase and installation of our system at no initial cost to them and we will aggressively market the substantial benefits of our products to Business Liability Insurers and turn them into an independent lead generation pipeline.

10 Installs per day, gives us stabilization at 6 months, 100 Installs within 18 months of that will be key to establishing Bemo as a brand and a shield that can be licensed and cross-promoted to companies like Yelp!, OpenTable & Hotels.com so that when people are looking online they can make better decisions.

We hope the term 'bemo' will become synonymous with cleanliness and certainty. The Bemo shield will ensure patrons can rest assured the establishment they have chosen is hygienic and compliant.

Once established, our other developmental product lines may include Bemo Gold Shield, Professor Bemo (For Schools), and BemoRx (for Senior Prescriptions).

The Team

Officers and Directors

Name: Gregory Ruhl

Gregory Ruhl's current primary role is with Sisco. Gregory Ruhl currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: August 16, 2021 - Present
  Responsibilities: Technology Hardware & Software Development. Currently does not take a salary and dedicates 20+ hours per week to Bemo.

- **Position:** Director

Dates of Service: June 01, 2021 - Present
Responsibilities: Responsible for continued Hardware and Software support and development, in addition to being our Liaison with Cruise Industry C-Suite executives with whom Greg has worked with for the last 20 years.

Other business experience in the past three years:

- **Employer:** Sisco
  Title: President
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Strategic Development of technology solutions in Life Safety & Personnel Access Control in Government Agencies and Cruise lines.

Other business experience in the past three years:

- **Employer:** Sisco
  Title: Vice President - Board of Directors
  Dates of Service: May 01, 2002 - May 01, 2021
  Responsibilities: SISCO is the leading provider of Visitor Management Solutions for the Maritime industry, Education, Healthcare, Corporations, Government and Law Enforcement Agencies. SISCO's Visitor Management Systems offer a variety of features and benefits that are tailored to meet the specific security requirements of each industry, and we provide the most comprehensive solution available today. SISCO offers superior solutions, expert installation, comprehensive training and unsurpassed customer service which in turn provides you the frontline protection for a safer working environment!

Name: Christopher Kennedy

Christopher Kennedy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: August 16, 2021 - Present
  Responsibilities: Manage all new product rollouts and installation of systems for these rollouts. General management of product and operations. Currently does not take a salary and dedicates approximately 40+ hours per week to his work with Bemo.

- **Position:** Director
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Chris will be the Director of Compliance - Insuring and updating procedural guidelines and operational mandates to insure that Bemo is the Clean you can see!.

- **Position:** Treasurer
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Researching financing alternatives, analyzing options and providing recommendations to the board. Structuring debt arrangements with lenders Ensuring compliance with lender agreements. Managing corporate investments Monitoring cash flow. Communicating the organization's operating and financial strategies to investors and creditors. Hiring, training and retaining skilled staff in the finance or accounting departments.

- **Position:** Secretary
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Responsibilities include taking and recording meeting minutes, organizing all of the corporation’s significant documents and executes all Board of Director meetings and Shareholder Meetings.

Other business experience in the past three years:

- **Employer:** The Breakers Palm Beach & Private Clients
  Title: Chef & Private Chef
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Hosting events and daily needs for a private Family.

Name: Daren Houghtaling

Daren Houghtaling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Strategic implementation of our Business model, including Product manufacture, Sales & Marketing, R&D, Cost Controls, and acts as principal accounting officer. Currently takes a salary of $40k per year.

- **Position:** Director
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Responsibilities include marketing and sales processes involved with all current product lines, development of future upgrades, enhancements in response to Customer feedback and requirements.

Other business experience in the past three years:

- **Employer:** Azure-Contempo Events
  Title: President/CEO

Dates of Service: January 01, 2014 - March 30, 2020
Responsibilities: international event management company delivering exceptional events around the world for leading luxury & lifestyle brands, Fortune 500 companies and discerning individuals. Since 2002 we are defined by our creative process, attention to detail and impeccable service. Our realization facilitators have been behind some of the most exclusive high end events and brand experiences on the planet over 20 years.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a wearable hygiene notification and communication device. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Bemo Corporation was formed on August 16th, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bemo Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Bemo is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's

intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are

unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Bemo or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Bemoband.com could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company's Chief Executive Officer currently has an open Small Claims Judgment which he is disputing in Palm Beach County.
Currently, the CEO is in default on a stipulated payment from the County Court for Palm Beach County, FL in the amount of $3200.00 plus applicable interest. On July 25, 2017, the Court entered a final judgment. The CEO is in the process of disputing this claim and has filed a cease and desist letter against the plaintiff. The CEO expects to resolve this matter in 2022.

The Company's CEO currently has outstanding Federal Tax Liens against a former property in which he no longer resides in.
The Company's CEO currently has outstanding Federal Tax Liens relating to filing years 2010-2016 totaling $160,456.57. These liens relate to the dissolution of a prior marriage which ended in 2011. A Marital Settlement Agreement was ratified by the

court in November 2013 which created a plan in relation to the property in question. The property in question is no longer owned by the CEO and he has no interest in said property. The CEO is in the process of disputing these liens with the IRS. There are no plans currently that this will be resolved in 2022 and is unrelated to this offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Kennedy	2,600,000	Common Stock	32.5%
Gregory Ruhl	2,500,000	Common Stock	31.25%
Daren Houghtaling	2,500,000	Common Stock	31.25%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: Founders and Employees' Shares
  Date: August 16, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We are at the phase where we require capital to go to limited-scale proprietary hardware production. We hope to use most funds raised on scaling up our hardware production so that we can meet future supply demands.

Founders will continue to fund operations for the next 12 to 24 months while seeking Angel Investors, VC Capital, and other Financing Options in addition to engaging business partners seeking in-kind contributions towards our manufacturing and sales goals.

Foreseeable major expenses based on projections:

Major expenses include Proprietary Hardware & Software Deployment, which will happen within the first 4 months following our funding campaign, followed by Supply Inventories, Advertising & Public Relations, and Expense, and once in our Rollout Phase, Recruitment & Training Expenses.

Future operational challenges:

We are set to move quickly and scale our activities to be commensurate with our capital raise achievements. Future challenges we foresee are related to producing enough products to meet demand.

Future challenges related to capital resources:

We fully expect that limited production and strategic rollout will create demand significantly higher than our base model, therefore our ability to scale up and keep up with demand and Installation schedules will be dependent on having available capital from this raise and other financing options.

Future milestones and events:

If we are able to produce enough product and increase and stabilize our sales within the first year of operating, which is our current goal, this should produce enough revenue to help us meet and sustain our future growth targets without the necessity of additional outside funding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Mar 2022, the company currently has $4,600 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to the company's operations - we will need capital for research and development, staffing, and purchasing for inventory to continue to scare the business according to our planned roadmap as a company. Founders have been and are willing to provide more capital to the business in case the raise is not successful.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for the company's viability, if we raise the maimum funding goal of $1,070,000, this will make up 99% of the company's total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, the company can operate for 3 months, based on our current monthly burn rate of $6,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, 36 months. We are confident that this round should get us to what we call “stabilization” at approximately 10 Installs /Day within the 1st year. Stabilization is where we begin to have positive cash flow while maintaining adequate Inventory supply levels. The only additional financing we anticipate would be if we needed to scale up even more rapidly, at that point with proven demand we would rather use debt instruments as to not dilute shareholder value.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The founders are willing to invest more into the business if the maximum is not reached. The company will also look to other sources of investment - our network of friends and family, some angel investors in the industry or opening a line of credit.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on the value of the company's assets, Intellectual Property, Pending Patents, and Projected Financial Returns.

Bemo Asset Valuation

The valuation method, set internally, utilizes a variety of factors including but not limited to; historical investments, company stage, technology developed from historical investment, the value of Pending Patents and other Intellectual Property, size of the market, and validation of the business model and methodology to be scaled from proceeds.

Cash Investments & Sales

Currently, our assets consist primarily of cash and investments. Approximately $105,000 in cash and in-kind services have been invested since inception. The Company is still in the Pre-Revenue Stage, but we expect to begin generating revenue soon after the product is available on the market. Revenue is planned to be comprised of 3 distinct yet complementary product lines, on-site installations and product training, and continuing subscription services (SAAS). We project our total revenue to reach over $3.5M within 12 months of revenue generation and to grow through increased market adoption and marketing investment.

Market Method - Valuing Based on Historical SAAS Based Companies

Historical SAAS-based business Models similar to Bemo suggest that average valuation multiples as of February 2022 equal 10.7 x SAAS Earnings.* Our Financial Model places us at approximately 20K installs by our 24 months with an MRR (Monthly Recurring Revenue) of almost $3M. We believe that our offering represents a significant discount on future earnings.

While Bemo is still in a Pre-Revenue Stage, the Company believes it has a clear roadmap to achieve the target of Positive Monthly Revenue within our 1st year of Operation and scale aggressively in North America and then into International Markets in years 2 & 3 provided the Company is able to successfully complete this round of funding.

*http://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/vebitda.html

Technology, Methods, and Processes

In the Company's view, there has not been a precedent for technology used in this way inside the Hospitality market and the Company believes this creates an additional driver of value while it continues to develop. However, the Company believes that similar early-stage technology companies that employ a Software As A Service (SAAS) model such as those in Silicon Valley can be utilized to create the additional basis for a significantly higher valuation.

Summary

In summary, the Company is arriving at an approximate $8M value using established value models from Technology and SAAS-based companies and the value of our Patent Pending and other Intellectual Property. Given the trend of exit values in our market, the confidence the Company has in reaching a stabilized sales threshold, and the novelty of the technology which provides a model to base predictable growth and monthly recurring revenue.

The Company has determined its current valuation internally without the formal evaluation of an independent third party.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; and (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  96.5%
  Operating Reserves for Inventory, Staffing & Advertising.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  Strategic targeted campaign to high level multi-unit restaurant and Hotel Companies

- *Research & Development*
  20.0%
  Completion of Proprietary Hardware Development, and Websites for system implementers and their customers.

- *Company Employment*
  15.0%
  Pre-Opening, Recruiting, Staffing & Training.

- *Working Capital*
  20.0%
  Operating Reserves for Inventory, Staffing & Advertising.

- *Inventory*
  12.5%
  Hardware Supplies Inventory, Bemobands, Hubs, Sensors, Handwashing Stations & Touchless appliances.

- *Operations*
  14.0%
  Implementation & Installation Expenses related to Operations including, travel, tools, sub-contractor fees and support.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://bemoband.com/ (www.bemoband.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bemoband

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bemo Corporation

[See attached]

Bemo Corporation. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year Ended December 31, 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bemo Corporation.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 7, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	2,579
Total Current Assets	2,579
TOTAL ASSETS	2,579
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Total Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Stock	12,716
Additional Paid in Capital	-
Accumulated Deficit	(10,137)
Total Equity	2,579
TOTAL LIABILITIES AND EQUITY	2,579

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	10,137
Total Operating Expenses	10,137
Net Income (loss)	(10,137)

Statement of Cash Flows

	Short Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(10,137)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(10,137)
FINANCING ACTIVITIES	
Issuance of Shares and Paid in Capital	12,716
Net Cash provided by (used in) Financing Activities	12,716
Cash at the beginning of period	-
Net Cash increase (decrease) for period	2,579
Cash at end of period	2,579

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 8/16/2021 (inception)	-	-	-	-	-
Issuance of Common Stock	7,600,000	12,716	-	-	12,716
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(10,137)	(10,137)
Ending Balance 12/31/2021	7,600,000	12,716	-	(10,137)	2,579

Bemo Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bemo Corporation ("the Company") was formed in Florida August 16th, 2021. The Company plans to earn revenue through Licensed Proprietary Hardware and Software Systems, Software as a Service (SAAS) & Training. Our company, has patented (Patent Pending) the fastest way to provide a long- term building block for all hospitality business environments, to skyrocket Consumer Confidence, Business Growth and Limit Liability for Business Owners… we call it BEMO (pron; bee-mo). Bemo is a visual notification system that communicates directly to consumers and managers in real time that employees are compliant with the highest standards of cleanliness & sanitization via wearable LED light beacon devices.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company does not currently have an equity-based compensation plan. See Note 7.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with no par value per share. 7,600,000 shares were issued and outstanding as 2021. 400,000 shares were issued subsequent to 2021

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 7, 2022, the date these financial statements were available to be issued.

The Company issued 400,000 shares of common stock to service providers that immediately vest.

NOTE 8 – GOING CONCERN

The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Bemo Band

The Clean You Can See!


bemo
IT'S CLEAN YOU CAN SEE
*Rendering of a Bemo Band. Image is a computer-generated version of the product which is currently in minimum product
Closing in 8 days

Website | Lake Worth, FL | HOSPITALITY

$58,724 raised

32 Investors	$8M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	8 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Bemo is a consumer confidence-building technology, integrated into hospitality and restaurant establishments as a measure to assure cleanliness at all touchpoints. Our company is pre-revenue, and we filed our non-provisional patent application June 22nd, 2021 and are currently "Patent Pending". Our technology is here to accelerate economic growth in the hospitality, food handling/processing and retail industries by improving health, consumer confidence and the limitation of potential liability.

Overview | Team | Terms | Updates [1] | Comments | Follow

Reasons to Invest

- Bemo Band is a visual notification system that communicates directly to consumers and managers in real time that employees are compliant with the highest standards of cleanliness & sanitization via wearable LED light beacon devices.
- We have a strong potential market in the hotel sector. Wyndam, Marriott, IHG and Hilton together own almost 25,000 hotels with a potential market based on avg installation of $110K is $2.75 billion.
- We feel that after brand awareness has reached 5-8% SOM, we will create a competitive disadvantage to other organizations that don't offer our solution to our level of consumer confidence.

**Bemo Band, Bemo Station, and Bemo Box are currently in the Minimum Viable Product (MVP) stage of production with anticipated market availability in 2022.*

OVERVIEW

The 'New Normal' Needs New Habits

Modern civilization exists because of soap. The widespread use of better cleaning habits and products can be directly tied to the population boom of the last century and this one, which has found itself in need of a simple and powerful tool.


The widespread use of better cleaning habits and products can be directly tied to the population boom

Rewards

Get rewarded for investing more into Bemo Band:

$250+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$2,500+ Investment

$2,500+

Receive 2% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank

$5,000+ Investment

$5000+

Receive 5% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank, and Free Installation

$10,000+ Investment

$10,000+

Receive 10% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank, and Free Installation

$20,000+ Investment

$20,000+

Receive 20% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank, and Free Installation

Bemo is just that tool. Our innovative technology monitors and modifies the hygiene habits of restaurant and hospitality staff in real time.

Our cross contamination enforcement solution is here to maintain clean and safe business environments, for employees and customers alike.

Bemo is the visible solution to the invisible... It's the clean you can see!


bemo
Our cross contamination enforcement solution is here to maintain clean and safe business environments, for employees and customers alike

THE PROBLEM

Dangerous Pathogens Have Been Normalized


Almost 1 in 10 worldwide –
get sick and 420,000 die from consuming contaminated food or water each year

Source: WHO

In the U.S. alone, 48 million people get sick, 128,000 are hospitalized, and 3,000 lose their lives to illnesses like Campylobacter, Clostridiums, E. Coli, Listeria Monocytogenes, Norovirus, Salmonella, Staphylococcus Aureus.

Not to mention person-to-person contagions, Covid-19 is closing in on 6.2 million deaths worldwide and more than **half a billion cases.**


Covid-19 is closing in on 6.2 Million deaths worldwide and more than Half a Billion cases.

THE SOLUTION

A Visible Solution to the Invisible

Bemo is the only visual notification system that communicates directly to consumers and managers in real time that employees are compliant with the highest standards of cleanliness & sanitization via wearable **LED** light beacon devices.

Method

A dynamic, real-time visual alert hand and zone-based sanitization behavior modification and notification system incorporating user-defined roles, timings, active and passive triggers including but not limited to lighting, vibration, and predetermined sequential stimuli for procedural compliance and identification of high-risk zones.


Bemo-Band
Mandate: Minimum 300 degrees visibility in both Red and Green Modes from 25ft away.
Risk Zones
High risk of pathogen contact such as restrooms, trash cans, dumpsters, delivery doors, raw food zones and storage areas.

Bemo monitors cleanliness, generating customer trust through verifying compliance in real time. We aim to support not only economic recovery and gains for business owners but also limit liability to all parties.

We track and influence hygiene habits through a patent-pending automated system.

Established consumer confidence at a restaurant and retail level will drive demand for applications in almost every industry. **Hotels, Cruise Ships, Food Processing Plants, Grocery Stores and even Medical Practitioners Offices.** The aim is to influence personal hygiene habits globally.

The Clean You Can See! - Cycle


Bemo Band
Capabilities
• Rechargeable LED Wristband and/or Cuff
• Status Indicators, Green & Red
• Reminder Trigger – Vibration Mode
• Programmable Timer
Applications
• Wearable displays "Green Mode" for 18 minutes after which "Vibration Mode" reminds employee to wash/sanitize hands at an approved station during the next 2 minutes
• After successful sanitization Timer is rest for another 18 minutes
• If Wearable is not reset successfully after 20 minutes, LED will change from "Green Mode" to "Red Mode"


Bemo Station
Capabilities
• Battery Powered Disinfectant/Hand Sanitizer
• Infrared Sensor – Touchless Operation
• BLE / RFID / Interface
• WiFi Enabled
• 2 Phase Activiation/Proximity Timer
Applications
• Phase 1: When wearable device activates the infrared trigger Sanitizer dispenses soap/sanitizer
• Phase 2: Upon maintaining proximity to sanitizer for 20 seconds device resets wearable to "Green Mode"
• WiFi capability communicates and logs employee data, soap/sanitizer levels and battery function
bemo


Bemo Box
Reporting
App notifications
IOT Functions
Capabilities
• Battery WiFi Enabled
• WiFi Direct
• Bluetooth
• Blue-Fi
• IOT
• 2 Phase Activation
• User Interface – For Wearable ID
Applications
• Programming & Customization
• User Defined Roles & Responsibilities
• Risk Zones
• Timing Parameters
• Active Zones
• Real Time User Dashboard
• Real Time Alerts & Messaging

**Bemo Band, Bemo Station, and Bemo Box are currently in the Minimum Viable Product (MVP) stage of production with anticipated market availability in 2022.*

Tailored Tracking
A system with user defined parameters, roles and permissions.
Set risk zones with targeted fencing, timing parameters and active zones with an easy to use interface and management dashboard.

A symbol of trust
We believe the term ‘Bemo’ will become synonymous with cleanliness and certainty. The Bemo shield will ensure patrons can rest assured the establishment they have chosen is hygienic and compliant....Do you Bemo?



**This image is computer-generated and does not reflect actual logo placement.*

We are an installation, software licensing & maintenance company with revenue streams that include Licensed Proprietary Hardware and Software Systems, Software as a Service (SAAS) & Training.


Planned Revenue Streams
Installation
• Drop ship, install & training
Hardware
• Band, Station, Hub (box)
Perishables
• Soap & Sanitizers
SAAS
• Software licensing for Performance & Mitigation Reporting, & Brand Awareness Marketing

**Bemo Band is pre-revenue. The above statements reflect planned streams of revenue once the product is available on the market.*

THE MARKET

Entering a Huge Market With its Eyes on Safety


Opportunity Chain
Commercial Industry
Sales Potential
Retail
$2.2 Trillion
in annual sales
Restaurant
$784 Billion
in nationwide sales
Cruise Lines
$45 Billion
Annually
Food Processing
$384 Billion
Hotels
$200 Billion

In the hotel sector, major brands like Wyndam, Marriott, IHG and Hilton together own almost 25,000 hotels translating to a potential market based on average installation of $110K resulting in $2.75 billion potential revenue

In the restaurant segment, brands like Starbucks, McDonalds, Yum Brands, and Darden together totaled more than 120,000 restaurants with a potential of over $900 million in revenue opportunity.

The cruise segment brands like Carnival, RCCL Royal Caribbean & Disney combine for more than 130 ships with an estimated $400K in installation, creating $52 million in potential revenue.

According to our research, we don't think there is a system currently available that accomplishes the same objectives as Bemo. Many health organizations employ a back office system to track hand-washing hygiene habits for medical workers, however the results are not tracked in real time, lacking visual alerts and what we refer to as Risk Zones--all areas that should automatically trigger a successful hand washing cycle.

OUR ROADMAP

Our Path to 'Clean You Can See'

We plan to initiate an executive-level sales and marketing approach with C-Suite industry leaders in our top 4 sectors including hotel, restaurant, cruise, and retail.

Additionally, we aim to have sales and marketing teams across the country employing a more grassroots approach to independent business owners. We also plan to develop a "Sales Tax" rebate program for states to assist small business owners in the purchase and installation of our system at no initial cost to them, and plan aggressively market the substantial benefits of our products to business insurers, turning them into an independent lead generation pipeline.

This program is currently being developed with 10-15 states anticipated in the next 1-2 years.

Our goal is to achieve **10 Installs per day (IPD),** giving us stabilization in just 12 months. This path may lead us to 100 IPD within 36 months, which will be the key to establishing Bemo as a premium brand level certification that can be licensed and cross-promoted through companies like Yelp, Foursquare, TripAdvisor & Hotels.com etc.

Once established, Our other developmental product lines may include:

- BEMO Gold Shield
- Professor BEMO (For Schools)
- BEMORx (for Senior Prescriptions)

Gold Shield availability is anticipated in 2023 and Professor BEMO and BEMORx are anticipated to be available in 2024.


Education
Safe campus means open campus
At-home Healthcare
The reminder is always with you
Office Compliance
Stay open and stay clean

WHY INVEST

Elimination of Cross Contamination is the Future

We need to displace the idea that it's okay to do things the way they always have been done, foodborne and airborne pathogens aren't going away, we feel our customer base must evolve - and we have the technology to deliver that evolution.


Vision
Economic Recovery
In the US alone the economy has lost trillions of dollars and millions of jobs. To truly recover, businesses large and small have to refocus on their Prime Directive.
...The Acquisition and Maintenance of customers.
Consumer Confidence
More than ever people want to feel safe. As a business owner it's not going to be enough to just tell customers how much you care about their safety.
...You're Gonna Have to Show them.
Liability Mitigation
For business owners to have a hedge against liability exposure they need to demonstrate effective, no-nonsense tangible mitigation.
...You're Gonna Have to Prove it!

We believe that after brand awareness has reached 5-8% SOM, we will create a competitive disadvantage to other organizations that don't offer our form of solution, aimed at drumming up consumer confidence.

Your investment could be a game changer for building a healthier world. Join us today and invest in Bemo!



Meet Our Team



Daren Houghtaling

CEO, President, Director

Innovative Management Executive with a proven formula that creates dynamic growth and profitability through marketing, training, effective cost control and strategic partner relationships. Performance-driven, hands-on, empirical management style developed over 20 years as a senior-level manager, motivator & Entrepreneur.



Gregory Ruhl

CTO and Director

Greg has spent more than 20 years years designing and developing products within the security and safety industries. Notably working alongside a team of likeminded professionals he was instrumental in the development of many forced entry protection products to be granted UL Certification as well Miami-Dade County Hurricane Impact Certification. FBH is a fire, blast, bullet, physical attack and windborne debris resistant glass. FBH has been certified compliant by the Department of the Army, Wilfred Baker Engineering, Underwriter Laboratories and HP White Labs. Greg has steered his team at Sisco to create innovation feature sets within proporietary software offerings to create and document many processes to fine tune the overall operation as well as co-author several patents.

Greg currently works full time at Sisco and dedicates 20+ hours a week to the development of Bemo.



Christopher Kennedy

COO, Treasurer, Secretary, and Director

Chris has over 35 years in foodservice in NYC, Stratton, Miami, Breckenridge and Palm Beach. A passionate and dedicated chef with professional culinary experience within world class luxury hotels who thrives in a dynamic, multicultural work environment and drives for quality results. Culinary skills include; Catering, Food Preparation, Culinary Management, Sanitation & Food Safety.

Christopher currently works full-time with Bemo while continuing his part-time work as a Chef.



Gary Lattke

CMO

Digital Creative Director with attention to detail and a love for results. Focused on upholding and envisioning branding and marketing goals through carefully crafted style guidelines. Specialties include lead generation, organic SEO management, web applications, landing pages, email marketing, plugins and media delivery digital platforms. Clients include Diageo, Pernod Ricard, GlobeNet, Head & Shoulders, Black & Decker, George Foreman, One Laptop Per Child, Lamborghini, Johnnie Walker, Olay and a diverse group of local small businesses including S3 Restaurant, W.A. Bentz Construction and The Restaurant People.

Gary created the name, branding, design and logo for Bemo. He currently works about 20 hours per week for the company.

Gary also currently works as the Design Director at Highsman for 10 hours per week; Creative Director & President of Ideatomica for 20 hours per week; and as a Franchise Owner of European Wax Center for 5 hours per week.



Eric Hamrick

Hardware Engineer

Over 20 years of web front and backend development technologies with primary focus on cross platform area's native app development on both desktops and mobile platforms. Designed and implemented creative technologies and protocols to work around the limits of the hardware and software. In an industry where technologies and software systems are always changing Eric loves to have opportunities to experiment with combining the bleeding edge of software theory and new technologies to solve previous problems faster and future problems efficiently.

Offering Summary

Company :	Bemo Corporation
Corporate Address :	1332 North N Street, Lake Worth, FL 33460
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$8,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends & Family: First 7 days

Receive 15% Bonus Shares

Super Early Bird: Next 7 days

Receive 10% Bonus Shares

Early Bird: Next 3 days

Receive 5% Bonus Shares

Amount-Based:

$2,500+

Receive 2% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank

$5000+

Receive 5% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank, and Free Installation

$10,000+

Receive 10% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank, and Free Installation

$20,000+

Receive 20% bonus shares, plus a Bemo Flashlight, Golf Hat, Power Bank, and Free Installation

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bemo Band will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Insider Investment Disclosure

about 2 months ago

Insiders have invested in this offering for a total of $6,847.75

END OF UPDATES

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John R H. SE OWNER 22 INVESTMENTS a month ago

Is there any current updates? Maybe press releases? I'm spreading through my networks

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Transcript

0:00Did you know?

0:01Almost 10% of the world population regularly falls ill due to food contamination.

0:07One of the main reasons for this is the cross contamination of pathogens at areas such as restrooms, trash cans, dumpsters, raw food preparation zones and other areas like these.

0:19Here's an example Steve works at a restaurant where he not only gets rid of the trash regularly, but also takes orders busses tables and acts as a food runner, taking plated meals from the kitchen directly to dining room guests.

0:35What if there was a smart way to regularly remind employees to wash their hands based on the areas they have entered enter beam?

0:44Oh, it's the clean, you can see B MO is a visual notification system that communicates directly to the wearer managers and even customers in real time showing employees are compliant with the highest standards of cleanliness and sanitation.

1:02The A wearable LED Light Beacon devices called BMO bands, Here's how the BMO clean cycle works.

1:10Once Steve comes to work, he assigns himself to a B.

1:13MO band that quickly reminds him to sanitize himself at the nearest BMO station that includes a dispenser, which gets triggered through a sensor on the BMO station dispenser.

1:24The BMO band sensors evaluate hand movements while cleaning and only after a successful hand wash sequence has been completed.

1:33Changes to green mode.

1:35Next, depending on the preset timer for Steve, the band begins to vibrate in order to remind Steve of his next wash.

1:45That's not all using I Beacons IOT and NFC.

1:49Restaurant operators can set risk zones such as bathrooms, food zones and others, which immediately triggers the band to read mode.

1:58Calling for a quick wash again.

2:01What's more our dedicated and easy to use dashboard lets operators know the status of each connected employee in real time and gives them detailed information about their cleanliness are visible.

2:15Solution to the invisible.

2:17Helps eliminate cross contamination.

2:20B MO.

2:21It's the clean you can see invest today at start engine dot com slash B MO dash band.

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